U.S. SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                           FORM 12b-25

                                                    333-83152
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                                                  SEC FILE NUMBER


                                                    461868 10 1
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                                                  CUSIP NUMBER

                   NOTIFICATION OF LATE FILING

[   ]  Form 10-K and Form 10-KSB [  ] Form 20-F [  ] Form 11-K
[ X ]  Form 10-Q and Form 10-QSB [  ] Form N-SAR

For Period Ended: June 30, 2006

[   ]  Transition Report on Form 10-K
[   ]  Transition Report on Form 20-F
[   ]  Transition Report on Form 11-K
[   ]  Transition Report on Form 10-Q
[   ]  Transition Report on Form N-SAR

For the Transition Period Ended:_________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:____________

Part I - Registrant Information

     Full Name of Registrant:  Inyx, Inc.
     Former Name if Applicable:
     Address of Principal Executive Office: 825 Third Avenue, 40th Floor
                                            New York, NY 10022

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Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        X     (a)    The reasons described in reasonable detail in
     --------
Part III of this form could not be eliminated without unreasonable effort or expense;


        X     (b) The subject annual report, semi-annual report,
     --------
transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

              (c)   The accountant's statement or other exhibit
     --------
required by Rule 12b-25 is attached.


Part III - Narrative

     The Registrant has been unable to complete the compilation and review of the Company's second quarter financial statements by August 14, 2006. Registrant has been required to devote much of its financial staff resources to matters related to a pending acquisition that has been previously announced and other corporate development projects.


Part IV - Other Information

1. Name and telephone number of person to contact in regard to this notification

          Ronald L. Brown - (214) 659-4469.

2. Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

          [ X ] Yes [   ] No







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3.   Is it anticipated that any significant change in result of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

          [ X ] Yes [   ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     As a result of the acquisitions of Aventis PR on March 31, 2005 and Aston Pharmaceuticals on August 31, 2005, the financial statements of the Registrant for the three months and six months ended June 30, 2006 will show significant increases in assets, liabilities, revenues, and expenses from the comparable statements for the prior year periods.



     Registrant has caused this notification to be signed on its behalf thereunto duly authorized.

Date:  August 14, 2006

                              Inyx, Inc.


                              By:  /s/ JACK KACHKAR
                                 --------------------------------------
                                  Jack Kachkar, Chairman and Chief
                                     Executive Officer







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